PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

EXHIBIT-21
SUBSIDIARIES OF THE REGISTRANT

EXHIBIT 21-SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
First Merchants Bank	Indiana
FMB Portfolio Management, Inc.	Delaware
FMB Properties, Inc.	Maryland
First Merchants Capital Trust II	Delaware
Ameriana Capital Trust I	Delaware
8711 River Crossing, Inc.	Indiana